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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                    Commission File Number 08354

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:   December 31, 1997

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  N/A

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

Full name of registrant     Computer Integration Corp.

Former name if applicable NEG, Inc.

Address of principal executive office (Street and number): Ballantyne One, 15720 John J. Delaney Drive, Suite 500

City, State and Zip Code   Charlotte, North Carolina 28277

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]      (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Between September 1, 1997 and January 12, 1998 the Company converted two legacy computer systems to one new system, moved from its two former distribution centers into one new distribution center, and moved its administrative and headquarters staff from two former office buildings to two new office buildings. Additionally, during December, 1997 and January, 1998, accounting responsibilities were transferred to a newly hired accounting staff in Charlotte, NC from the former staff in Westwood, MA. Due to difficulties in finding information due to the numerous relocations, time required to learn the new accounting software, resolve issues with the new software and reconcile between the old and new systems, and the time required for the new accounting staff to become familiar with the business and the historical accounting procedures and processes, the Company is unable to file its Quarterly Report on Form 10-Q within the time required for filing without incurring unreasonable effort and expense.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Edward A. Meltzer              704                      714-4057
               (Name)               (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X ] Yes [ ] No

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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has prepared a preliminary statement of operations for the three and six months ended December 31, 1997, but is still reviewing these statements for completeness and accuracy. The preliminary statement of operations does not contain a tax provision as the Company is still determining the appropriate amount for such provision. Therefore, any financial results discussed or disclosed in this filing should be considered to be estimates.

         For the three months ended December 31, 1997 revenues are estimated to decline 3% to $95.8 million when compared with the three months ended December 31, 1996. This decline was primarily caused by a major manufacturer's inability to produce and supply a sufficient quantity of selected products for which the Company had customer orders.

         Gross profit for the three months ended December 31, 1997 is estimated to be $7.8 million, about $2.1 million lower than the gross profit reported in the three months ended December 31, 1996 primarily due to reduced selling margins due to competitive pressures, increased inventory losses and obsolescence, and lower sales.

         Selling, general and administrative ("SG&A") expenses for the three months ended December 31, 1997 are estimated to be $11.5 million, about $1.0 million higher than the three months ended December 31, 1996. This increase primarily reflects higher employee costs associated with increased executive staff and system engineers, one-time costs such as employee overlap, recruiting, and relocation associated with the Company's consolidation into one distribution center and one headquarters, and increased telephone and computer network expenses, partially offset by the non-recurrence of an $800,000 charge last year associated with the cancellation of a lease.

         For the three months ended December 31, 1997, the Company recorded a restructuring charge of about $400,000 associated with the closing of certain offices and personnel reductions in its sales and professional services organizations. This compares with a $1.8 million restructuring reversal recorded in the three months ended December 31, 1996.

         Interest expense for the three months ended December 31, 1997 is estimated to be $940,000, about $500,000 lower than interest expense for the three months ended December 31, 1996 due to lower borrowing levels.

         As a result of the factors discussed above, the Company expects to report a loss before taxes of about $5 million for the three months ended December 31, 1997, compared with a loss before taxes of $224,000 for the three months ended December 31, 1996.

         For the six months ended December 31, 1997 the Company expects to report revenues increasing about 1% to $209 million, gross profit decreasing by about $4.1 million to $17.5 million SG&A expenses increasing by about $1.4 million to $21.5 million, and interest expense decreasing by about $700,000 to $1.8 million, compared with the six months ended December 31, 1996. Additionally, restructuring charges are expected to be about $1 million for the six months ended December 31, 1997 compared with


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a reversal of $1.8 million for the six months ended December 31, 1996. The gross profit decline is primarily due to gross profit as a percent of sales declining from 10.4% in the six months ended December 31, 1996 to 8.4% in the six months ended December 31, 1997 due to competitive pressures and increased inventory obsolescence and losses. The SG&A and restructuring cost increases were primarily caused by the same factors as the changes in the three month period.

         As a result of the reasons discussed above the Company expects to report a loss before taxes for the six months ended December 31, 1997 of about $7.0 million compared to a profit before taxes of $823,000 for the six months ended December 31, 1996.


                           Computer Integration Corp.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: February 17, 1998          By: /s/ Edward A. Meltzer
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                                     Edward A. Meltzer, Chief Financial Officer


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